EXHIBIT 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less pre-tax net income attributable to noncontrolling interests. Fixed charges include debt expense (interest expense, the amortization of deferred financing costs and the amortization of the cap premium), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Six months ended June 30, 2011	Year ended December 31,
		2010	2009	2008	2007	2006
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$365,504	$744,458	$758,224	$656,791	$674,224	$513,900
Add:
Debt expense	118,492	181,607	185,755	224,716	257,147	276,706
Interest portion of rent expense	46,321	87,116	81,122	72,562	64,613	60,395
Less: Noncontrolling interests	(41,317)	(79,405)	(57,803)	(47,331)	(46,702)	(38,141)

	123,496	189,318	209,074	249,947	275,058	298,960

	$489,000	$933,776	$967,298	$906,738	$949,282	$812,860

Fixed charges:
Debt expense	$118,492	$181,607	$185,755	$224,716	$257,147	$276,706
Interest portion of rent expense	46,321	87,116	81,122	72,562	64,613	60,395
Capitalized interest	1,770	2,621	3,627	4,189	3,878	4,708

	$166,583	$271,344	$270,504	$301,467	$325,638	$341,809

Ratio of earnings to fixed charges	2.94	3.44	3.58	3.01	2.92	2.38